UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

Re: Calor Del Sol Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 11, 2024
File No. 333-280138

Dear Alejandro Hernandez:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 11, 2024

Cover Page

1. We note your response to prior comment 2 and added disclosure regarding Mr. Hernandez's shareholdings and ability to control the outcome of matters requiring shareholder approval. Please relocate this disclosure so that it is provided on the cover page of the prospectus (i.e., on page ii of the filing), rather than on the cover page of the registration statement.

Prospectus Summary
The Company, page 6

2. We note that in response to prior comment 10, you have revised at page 20 to state that, "The $90,000 investment offering proceeds of Phase 1 should satisfy the Company’s cash requirements until June 2025," which appears inconsistent with the disclosure here that your "anticipated expenditures over the next twelve months is estimated to be $90,000." Please revise for clarity and consistency as to your cash burn rate and how long the maximum proceeds from this offering are expected to meet your cash requirements.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 9

3. We have reviewed your response to prior comment 14 noting it does not appear to address our comment. Please revise your disclosure to provide a more robust analysis of your results of operations for all the periods covered by the financial statements included in the filing. Please refer to the guidance in Item 303 of Regulation S-K.

Risk Factors
Risks Associated to Our Business
Our company is shell status which may have consequences..., page 9

4. Please refer to the disclosure in this risk factor beginning, "On January 24, 2024, the Securities and Exchange Commission...adopted new rules to enhance investor protection related to shell companies..." Because such rules relate specifically to business combinations involving special purpose acquisition companies, they do not appear relevant in the context of a best efforts primary offering. Revise this risk factor to remove discussion of these rules and to discuss instead consequences of shell company status that are applicable to you and this offering. For example, please address the impact that shell company status has on the ability of your securityholders to resell securities in reliance on Rule 144 under the Securities Act.

Dilution, page 15

5. Please revise your calculations to be based on the latest balance sheet provided in the filing.

6. We have reviewed your response to prior comment 7 noting you believe that your tangible book value was ($11,126). Please note that this amount appears to be inconsistent with your total tangible assets of $579 less total liabilities of $20,711 at April 30, 2024. Please tell us how you have determined your tangible book value and cite the specific authoritative literature you utilized to support your calculation.

Exhibits
Exhibit 10.1 - Verbal Loan Agreement, page 36

7. We note your response to prior comment 9 and revised disclosure throughout indicating that Mr. Hernandez has agreed to advance "the required amount to operate our business as per our proposed Phase 1 of our Plan of Operations, which requires minimum funding of $90,000," and that such amounts will be "unsecured and non-

interest bearing with no set terms for repayment." Please revise the written description of your oral contract with Mr. Hernandez on file as Exhibit 10.1 so that it is consistent with the more specific terms provided in the prospectus disclosure, such as the $90,000 limit and that the loan will be unsecured and non-interest bearing.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Befumo